Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

NRG Energy, Inc.

(Commission File No. 1-15891)

Safe Harbor Statement

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This filing relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial

Statements and Supplementary Data: Note 19; (2) Exelon’s Second Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q (to be filed on October 24, 2008) in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

* * * * *

Exelon scheduled a conference call for 11:00 AM ET (10:00 AM CT) on October 20, 2008 to discuss this announcement and the proposed transaction. The call-in number in the U.S. and Canada is 800-690-3108, and the international call-in number is 973-935-8753. If requested, the conference ID number is 70034152. Media representatives are invited to participate on a listen-only basis. The conference call will be web-cast. Accompanying slides and the conference call Webcast will be available on Exelon’s Web site: www.exeloncorp.com. (Please select the Investor Relations page.) The Webcast and conference call transcript will be archived on Exelon’s Web site: www.exeloncorp.com. (Please select the Investor Relations page.) The slides used in the webcast teleconference follow.

* * * * *

NRG: A Compelling Opportunity for Value Creation John W. Rowe Chairman and CEO, Exelon Corporation October 20, 2008

Forward-Looking Statements
This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements herein.  The factors that could cause actual results to differ materially from these forward-looking statements include Exelon Corporation’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG Energy, Inc. and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed herein and those discussed in (1) Exelon’s 2007 Annual
Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial
Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2)
Exelon’s Second Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors
and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in filings with the Securities and Exchange Commission by Exelon Corporation, Exelon Generation Company, LLC,
Commonwealth Edison Company, and PECO Energy Company (Companies).  Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  None of the
Companies undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).
This material is not a substitute for the prospectus/proxy statement Exelon intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF EXELON
AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR
ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE PROPOSED TRANSACTION.

Offer Highlights
0.485 share of Exelon per NRG share
Represents a 37% premium to the October 17
th
NRG closing
price
Offer Details
Enhanced scope and scale
Increased generation efficiency
Unparalleled fuel and geographic diversification
Financial strength
Stock appreciation potential
Stock liquidity
Substantial synergies
Strategic Benefits
Shareholders, Federal, and State approvals required but not
expected to be onerous
Approvals
We believe our offer represents compelling value for both NRG’s and
Exelon’s shareholders

Value of Transaction for Exelon Shareholders
Increased scale and scope
• Increases generating capacity to ~47,000MWs
(1)
Fuel and regional diversification
Earnings and cash flow accretive
• Potential to increase Exelon’s cash flows
(2)
by ~20% annually
• Estimated to be accretive to Exelon operating EPS, depending on the year, in the range of break-even to 5% per annum over our near-term planning horizon
Opportunistic acquisition in current markets
Platform for future growth and development opportunities
Creates substantial value under a variety of scenarios –
preliminary analysis indicates $1 to $3 billion, possibly
more
(1)  After giving effect to planned divestitures after regulatory approvals.
(2)  Levered free cash flows defined as Operating Cash Flow less Capex less Preferred Dividends.

Scope, Scale and Financial Strength
Combined company would have requisite scope, scale and financial strength to succeed in an increasingly volatile energy market
$-
$10
$20
$30
$40
$50
$60
$70
Pro Forma
Exelon
Southern Dominion Duke FPL First
Energy
Entergy
As of October 17, 2008
Market cap Enterprise value
$73,500 Combined assets
(1)
$8,000 LTM EBITDA
(2)
($s in millions)
$63,000 Enterprise value
(3)
~47,000MWs Generating capacity
(4)
Pro Forma Quick Stats
Market cap
(3)
$40,500
Other than generating capacity (which reflects planned divestitures), all figures are based upon publicly available disclosures and do not reflect any accounting or other adjustments that may be made in connection with the transaction, including any transaction, refinancing, or other costs.
(1)  Reflects total assets (under GAAP) with no adjustments. Based upon June 30, 2008 Form 10-Q.
(2)  Reflects last twelve months EBITDA (Earnings before Income Taxes, Depreciation and Amortization) as of June 30, 2008 with no adjustments.
(3)  Calculation of Enterprise Value = Market Capitalization (as of October 17, 2008) + Total Debt (as of June 30, 2008) + Preferred Securities (as of June 30, 2008) + Minority Interest (as
of June 30, 2008) – Cash & Cash Equivalents (as of June 30, 2008). Debt, Preferred Securities, Minority Interest and Cash & Cash Equivalents based upon June 30, 2008 Form 10-Q.
(4) After giving effect to planned divestitures after regulatory approvals.

Increased Scale and Fuel Diversification
in Generation
Exelon Pro Forma Exelon
~24,000 MWs ~47,000 MWs
(1)
6%
68%
7%
19%
Nuclear Coal Gas/Oil
Hydro/Other
The combined fleet would have significant positions in four major US power markets
4%
20%
38%
38%
(1)  After giving effect to planned divestitures after regulatory approvals.  Based upon 2007 Form 10-K.

Value of Transaction for NRG Shareholders
Upfront premium of 37%
(1)
Financial strength
• Exelon brings strong credit metrics and investment grade balance sheet
Operating excellence
• Industry-leading Exelon Nuclear Management Model
Well-positioned for carbon-constrained world
• Exelon’s low-emission nuclear fleet will benefit from climate change legislation
Positively exposed to long-term power market
fundamentals
Highly liquid stock
Continued participation in a combined company with
substantial growth potential
(1)  Based upon October 17, 2008 closing price for NRG shares.

Total Shareholder Return
-50%
-30%
-10%
10%
30%
50%
70%
90%
110%
1-Year 3-Year 5-Year
S&P 500
UTY
EXC
Proven Record of Delivering Value
Exelon has a proven record of delivering value to shareholders
(28%)
(29%)
(38%)
16%
(2%)
(16%)
98%
55%
(1%)